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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

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                               SCHEDULE 14D-9

        Solicitation/Recommendation Statement under Section 14(d)(4)
                   of the Securities Exchange Act of 1934

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                       JMB INCOME PROPERTIES, LTD. - V
                          (Name of Subject Company)


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                       JMB INCOME PROPERTIES, LTD. - V
                      (Name of Person Filing Statement)


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                        Limited Partnership Interests
                       (Title of Class of Securities)

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                                  466215308
                    (CUSIP Number of Class of Securities)

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                                Gary Nickele
                           JMB REALTY CORPORATION
                          900 North Michigan Avenue
                          Chicago, Illinois  60611
                               (312) 440-4800

    (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

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                               With a copy to:

                            Michael H. Kerr, P.C.
                              KIRKLAND & ELLIS
                           200 East Randolph Drive
                          Chicago, Illinois  60601
                               (312) 861-2000


  [   ]   Check the box if the filing relates solely to preliminary
         communications made before commencement of a tender offer.




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



ITEM 1.  SUBJECT COMPANY INFORMATION.

  (a)  NAME AND ADDRESS.

      The name of the subject company is JMB Income Properties, Ltd.-V, an Illinois limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 900 North Michigan Avenue, Chicago, Illinois 60611. The telephone number of the principal executive offices of the Partnership is (312) 915-1987.

  (b)  SECURITIES.

      The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or "Statement") relates are the outstanding limited partnership interests of the Partnership (the "Interests"). As of the date hereof, there are 38,505 Interests outstanding.


ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

  (a)  NAME AND ADDRESS.

      The name, business address and business telephone number of the Partnership, which is the subject company and person filing this Schedule 14D-9, are set forth in Item 1(a) above.

  (b)  TENDER OFFER.

      This Statement relates to the cash tender offer (the "Offer") described in the Tender Offer Statement on Schedule TO, dated May 3, 2000 (as amended or supplemented, the "Schedule TO"), filed by MP Value Fund 5, LLC, MP Value Fund 4, LLC, Moraga Fund 1, L.P., Accelerated High Yield Institutional Investors, Ltd., Accelerated High Yield Institutional Fund, Ltd., Moraga-Dewaay Fund, LLC, MP Falcon Fund, LLC, Moraga Gold, LLC, MacKenzie Patterson, Inc., and Previously Owned Mortgage Partnerships Income Fund, L.P. (collectively, the "Purchasers") with the Securities and Exchange Commission (the "SEC"), to purchase up to 15,402 Interests (representing approximately 40% of the total Interests outstanding as of May 3, 2000) at $80 per Interest, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchasers' Offer to Purchase, dated May 3, 2000 (the "Offer to Purchase") and the related Letter of Transmittal ("Letter of Transmittal") (the Schedule TO, the Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, constitute the "Offer Documents").

      According to the Offer Documents, MacKenzie Patterson, Inc. is deemed to control the Purchasers, but is not otherwise participating in the Offer.

      The Offer Documents indicate that the principal executive offices of the Purchasers are located at 1640 School Street, Moraga, California 94556.

      See Item 8(a) below for a discussion of certain terms and conditions of the Offer.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      ALL REFERENCES TO THE PARTNERSHIP'S AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP, DATED JULY 15, 1977, AS AMENDED TO DATE (THE "PARTNERSHIP AGREEMENT"), SET FORTH IN THIS STATEMENT DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THE PARTNERSHIP AGREEMENT AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE PARTNERSHIP AGREEMENT, WHICH IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AS EXHIBIT 99.2 TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN ARE USED AS DEFINED IN THE PARTNERSHIP AGREEMENT.

  (a)  THE SUBJECT COMPANY, ITS EXECUTIVE OFFICERS, DIRECTORS
       OR AFFILIATES.

      Except as described in (i) the Partnership Agreement, (ii) the Partnership's annual report on Form 10-K (including the Financial Statements filed therewith (the "Financial Statements")) with respect to the year ended December 31, 1999 (the "Partnership's 10-K"), which is filed with the SEC as Exhibit 99.3 to this Schedule 14D-9 and is incorporated herein by reference in its entirety, and (iii) as set forth below, there are no material contracts, agreements, arrangements or under-standings or any actual or potential material conflicts of interest between JMB Realty Corporation, the managing general partner of the Partnership (the "Managing General Partner"), or its affiliates, on the one hand, and the Partnership, its executive officers, directors or affiliates, on the other hand.

      Substantially all of the outstanding shares of stock of the Managing General Partner are owned directly or indirectly by its officers, directors, members of their families and their affiliates. The Managing General Partner has responsibility for all aspects of the Partnership's operations, subject to the requirement that sales of real property must be approved by Messrs. Neil G. Bluhm and Judd D. Malkin as the individual general partners of the Partnership.

      The Partnership is subject to certain conflicts of interest arising out of its relationships with the General Partners and their affiliates as well as the fact that the General Partners and their affiliates are engaged in a range of real estate activities. Certain services have been and may in the future be provided to the Partnership or its investment properties by affiliates of the General Partners, including property management services and insurance brokerage services. In general, such services are to be provided on terms no less favorable to the Partnership than could be obtained from independent third parties and are otherwise subject to conditions and restrictions contained in the Partnership Agreement. The Partnership Agreement permits the General Partners and their affiliates to provide services to, and otherwise deal and do business with, persons who may be engaged in transactions with the Partnership, and permits the Partnership to borrow from, purchase goods and services from, and otherwise to do business with, persons doing business with the General Partners or their affiliates. The General Partners and their affiliates may be in competition with the Partnership or its investment property under certain circumstances, including, in certain geographical markets, for tenants and/or for the sale of property. Because the timing and amount of cash distributions and profits and losses of the Partnership may be affected by various determinations by the General Partners under the Partnership Agreement, including whether and when to sell a property, the establishment and maintenance of reasonable reserves and the determination of the sources (i.e., offering proceeds, cash generated from operations or sale proceeds) and uses or distribution of such reserves, the timing of expenditures and


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the allocation of certain tax items under the Partnership Agreement, the
General Partners may have a conflict of interest with respect to such determinations. See "Transactions With Affiliates" on pages 35-39 of the Financial Statements, the terms of which are incorporated herein by reference in their entirety, for further detail relating to the conflicts of interest to which the Partnership is subject and transactions with the Partnership's affiliates.

      The Partnership is required to pay a management fee to the Managing General Partner and the General Partners are entitled to receive a share of cash distributions, when and as cash distributions are made to the Limited Partners, and a share of profits or losses.

      Please refer to the Financial Statements, the terms of which are incorporated herein by reference in their entirety, for a description of certain material contracts, agreements (including the Partnership Agreement), arrangements and understandings that exist between (i) the Partnership and (ii) the General Partners and their respective executive officers, directors, partners and affiliates.

      The Partnership Agreement exculpates the General Partners and their respective officers, directors and affiliates from liabilities to the Partnership and indemnifies the General Partners against liability to third parties resulting from its or their acts or omissions, except in the event such liabilities or losses resulted from misconduct or negligence (gross or ordinary). As a result of the exculpation and indemnification provisions, a holder of Interests (an "Interestholder") may be entitled to a more limited right of action than he or she would otherwise have if such provisions were not included in the Partnership Agreement.

      The Managing General Partner entered into indemnification agreements (the "Indemnification Agreements") with each of the members of the Special Committee (the "Special Committee") formed by the Board of Directors of the Managing General Partner to consider tender offers for Interests (each such member, individually, an "Indemnitee"), which provide that subject to certain provisions of the Indemnification Agreements, in the event an Indemnitee is, or becomes a party to, or witness or other participant in, or is threatened to be made a party to, or witness or other participant in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or other (a "Proceeding") by reason of (or arising in part out of) an Indemnifiable Event (as hereinafter defined), the Managing General Partner will indemnify such Indemnitee from and against any and all expenses, judgments, fines, penalties and amounts paid in settlement incurred or suffered by the Indemnitee to the fullest extent permitted by law. The rights to receive indemnification and the advancement of expenses under the Indemnification Agreements are not exclusive of any other rights to which any Indemnitee may be entitled under any statute, the Partnership Agreement or otherwise. "Indemnifiable Event," as used in the Indemnification Agreements, means any event or occurrence related to the fact that Indemnitee is or was a director, officer, employee or agent of the Managing General Partner, or is or was serving at the request of the Managing General Partner as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by Indemnitee in any such capacity.

      The obligation of the Managing General Partner to make indemnification payments is subject to the condition that Independent Legal Counsel (as hereinafter defined) shall not have determined in a written opinion that Indemnitee is not permitted to be indemnified under applicable law. If the Independent Legal Counsel determines that Indemnitee substantively would not be entitled to indemnification under applicable law, Indemnitee has the right to commence arbitration proceedings to determine his right to indemnification. Otherwise any determination by such Counsel shall be conclusive and binding on the Managing General Partner and the Indemnitee. "Independent Legal Counsel" is defined as an attorney or firm of attorneys selected by Indemnitee and approved by Managing General Partner who shall not have otherwise performed services for the Managing General Partner or Indemnitee within the last five years. The fees of any Independent Legal Counsel are to be borne by the Managing General Partner.

      The Indemnification Agreement provides that if requested by Indemnitee, Managing General Partner shall advance within two business days any and all expenses of Indemnitee. If and to the extent that Independent Legal Counsel determines that Indemnitee is not permitted to be indemnified under applicable law, the Managing General Partner shall be entitled to be reimbursed, provided that if Indemnitee exercises his right to have such issue determined by arbitration or other legal proceedings his obligation to reimburse the Managing General Partner shall be deferred pending the outcome of such arbitration or proceedings.

      The by-laws of the Managing General Partner also provide that its officers, directors, employees and other agents shall be indemnified by the Managing General Partner to the fullest extent permitted under Delaware law, whether acting in their capacities as officers, directors, employees or other agents of Managing General Partner or serving, at the request of the Managing General Partner, as an officer, director, employee, fiduciary or other agent of another corporation, partnership or other entity.

  (b) THE OFFEROR, ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES.

      The Offer Documents provide that the Purchasers, together with their affiliates, beneficially own an aggregate total of 619 Interests or approximately 1.6% of the total outstanding Interests.

      Except as described below, to the knowledge of the Managing General Partner, there are no material contracts, agreements, arrangements or understandings or any actual or potential material conflicts of interest between the Partnership, Managing General Partner or its affiliates, on the one hand, and the Purchasers, or their respective executive officers, directors or affiliates, on the other hand.

      In the event that the Offer is consummated, the Purchasers may be in a position to significantly influence future Partnership decisions on which Limited Partners may vote. Under the Partnership Agreement, Limited Partners holding 10% or more of the Interests are entitled to call a meeting of the Limited Partners, and Limited Partners holding a majority of the Interests are entitled to take action with respect to a variety of matters, including: removal of the Managing General Partner as the general partner of the Partnership; election of a successor general partner; dissolution of the Partnership; the sale of all or substantially all of the Partnership's properties (other than in the ordinary course of the Partnership's business); and most types of amendments to the Partnership Agreement. If the Purchasers were to have a vote on such matters, the Purchasers may be expected to vote in their own interest, which may not be in the interest of the other Interestholders or the General Partners.

      Under the Partnership Agreement, the Managing General Partner has the right to grant or withhold its consent, in its sole discretion, to the admission of the Purchasers as Substituted Limited Partners of the Partnership. See Item 8(a) below.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  (a)  SOLICITATION OR RECOMMENDATION.

      In anticipation of possible tender offers, the Board of Directors of the Managing General Partner formed a special committee (the "Special Committee") to consider any tender offers for Interests that may be received, including the Offer. Following the Partnership's receipt of the Offer, the Special Committee (with its legal advisors present) met to review and consider the Offer. Based on its analysis, including consideration of the factors discussed below, the Special Committee (i) expresses no opinion and remains neutral with respect to the Offer for those Interestholders who have no current or anticipated need for liquidity with respect to the Interests and who are willing to continue bearing the economic risk of retaining their Interests until the liquidation and termination of the Partnership and (ii) recommends that all other Interestholders accept the Offer and tender their Interests to the Purchasers pursuant to the Offer.

  (b) REASONS.

      The Special Committee reached the conclusions set forth in Item 4(a) above after considering a variety of factors, including, but not limited to, the following:

           (i) The Partnership owns, through a joint venture, two remaining investment properties, the 301 North Main Building and the Phillips Building, located in Winston-Salem, North Carolina and containing an aggregate of approximately 692,000 rentable square feet of office space.

For a number of reasons, including, but not limited to the facts set forth below, it is difficult to estimate the value of these properties and therefore difficult to estimate the value of an Interest in the Partnership. The 301 North Main Building and the Phillips Building, which were completed in 1966 and 1972, respectively, together represent approximately 40% of the current office space in the competitive office submarket (excluding owner-occupied buildings) in Winston-Salem, North Carolina. Currently, the 301 North Main Building, which contains approximately 423,000 rentable square feet, is only approximately 11% leased and occupied, while the Phillips Building, which contains approximately 269,000 rentable square feet, is 100% leased to, and occupied by, one tenant, Wachovia Bank, for a combined leased and occupied rate for both buildings of approximately 45%. However, the lease with Wachovia Bank expires in February 2002, and Wachovia Bank has recently announced that it will move to a new building upon expiration of its lease. Unless new large users of office space enter the downtown Winston-Salem market, the Partnership expects that it will continue to be very difficult and expensive to lease the vacant space in these two buildings. In addition, both buildings require major capital improvements to bring them up to standards typically required in the market by new long-term tenants, including, potentially, renovations in conformity with the Americans With Disabilities Act, abatement of existing asbestos fireproofing, an upgrade of the existing mechanical systems and installation of new sprinkler systems. As a result, an estimate of the current value of these properties would likely involve an extensive range of values and be speculative. Moreover, because only 38,505 Interests are outstanding, each $1 million of value in the two buildings in excess of their existing mortgage indebtedness would result in approximately $22 per Interest in sale proceeds to the Interestholders. Therefore, relatively small changes in the sale prices for the buildings could result in a significant increase or decrease in the amount of sale proceeds available for distribution to the Interestholders. The joint venture that owns the buildings commenced marketing them for sale in April 2000. However, there is no assurance that a sale or sales of the properties can be arranged on an individual or combined basis or, if so, at what price any such sale could be completed. The joint venture has recently commenced the process of nominating the 301 North Main Building to the National Register of Historic Places. If such nomination is ultimately approved, renovation costs at that building would qualify for a combined 40% Federal and state income tax credit, which would reduce a new owner's net renovation costs and potentially increase the value of the building. However, there is no assurance that the nomination to the National Register of Historic Places will be approved or, if so, that such nomination will be obtained without undue delay.

           (ii) The buildings owned by the joint venture are currently subject to a single mortgage loan in the outstanding principal amount of approximately $18.7 million with a maturity date of November 1, 2001. The buildings currently produce cash flow for the joint venture in excess of the required monthly debt service payments, largely as a result of the Wachovia Bank lease. However, because the Wachovia Bank lease expires in February 2002, it is unlikely that the joint venture will be able to refinance the existing mortgage loan in the event that the buildings have not been sold prior to the maturity of the loan. If the joint venture is unable to repay or refinance the existing mortgage loan, the lender, State Street Bank & Trust Company, as Trustee for the holders of commercial mortgage pass-through certificates, may foreclose and take title to the buildings. This would result in the joint venture (and the Partnership) no longer having an ownership interest in the buildings, and in such event, the Partnership (and the Interestholders) generally would recognize substantial gain for Federal and state income tax purposes with no corresponding distributable proceeds from the disposition of the buildings.

           (iii) The Partnership currently has, either directly or through the joint venture, net current assets of approximately $83 per Interest, which amount is net of (i.e., after deduction for) deferred management and leasing fees payable to an affiliate of the General Partners, anticipated North Carolina state income taxes, an amount set aside to purchase the joint venture partner's interest in the joint venture, estimated operating and liquidation expenses of the Partnership (assuming liquidation and termination of the Partnership no later than the end of 2001, after sale or other disposition of the buildings) and the General Partners' participation in any distributable cash. Such amount is being retained for working capital purposes, which may include possible tenant improvement and other leasing costs for the buildings. However, the Partnership does not intend to use any such amount for significant tenant improvement and other leasing costs unless the Partnership believes that it will receive a return of such amount and a reasonable return thereon upon the sale of the buildings. Any such amount not used by the Partnership or the joint venture would be distributed to the Interestholders prior to the termination of the Partnership. However, if the Partnership is not able to liquidate and terminate until 2002, there would likely be reduced cash flow to pay expenses of the Partnership and a reduction in the amount that could otherwise be distributed to the General Partners and the Interestholders. This could result in a reduction of approximately $15 per Interest from the $83 per Interest of net current assets, reducing the amount potentially distributable to Interestholders to $68 per Interest, if the Partnership were required to remain in existence through 2002. Further reductions would likely occur if the Partnership were required to remain in existence beyond 2002 or if the Partnership or joint venture at any time incurs significant expenses or liabilities not currently anticipated.

           (iv) The Partnership intends to wind up its affairs and terminate as soon as practicable after the sale or other disposition of the 301 North Main and Phillips Buildings. While this may occur in the current year, it is also possible that it may not occur until 2001 or even later, depending upon whether the joint venture is able to sell the buildings or, if not, whether the lender is willing to acquire ownership of the buildings after maturity of the mortgage loan.

           (v) No active trading market exists for the Interests. Because the Interests are not listed on an exchange or quoted as reported on NASDAQ, they are essentially illiquid. Limited private sales and sales through certain intermediaries are the only current means for an Interestholder to liquidate an investment in Interests (other than the Offer). Moreover, such sales have been extremely sporadic recently. According to sales of Interests for which prices were reported to the Partnership during the past ten months, only 52 Interests were sold at trading prices ranging from $46 to $140 per Interest. The Offer presents an opportunity for Interestholders who desire to do so to sell their Interests. In view of the absence of a public market for the Interests, once the Offer has expired, there may not be a price for Interests through privately negotiated sales and sales through intermediaries or, if such a price is available, it may be substantially less than the purchase price under the Offer.

           (vi) The Purchasers are making the Offer with a view to making a profit. Accordingly, there is a conflict of interest between their desire to purchase the Interests at the lowest possible price and the desire of the Interestholders to obtain the maximum cash return for their Interests.

  (c) INTENT TO TENDER.

      The Managing General Partner currently intends to hold the 5 Interests it owns. To the knowledge of the Managing General Partner, none of its or the Partnership's executive officers, directors, affiliates or subsidiaries owns, beneficially or of record, any Interests except for the 5 Interests owned by the Managing General Partner.


ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      Neither the Partnership nor any person acting on its behalf has employed, retained, or compensated or intends to employ, retain, or compensate any other person or class of persons to make solicitations or recommendations to Interestholders on its behalf concerning the Offer.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Neither the Partnership nor the Managing General Partner has effected any transactions in the Interests during the past 60 days. The Managing General Partner is not aware of any transactions in the Interests during the past 60 days by any of its or the Partnership's executive officers, directors, affiliates, or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

      On March 3, 2000, the Managing General Partner received a request from the MacKenzie Fund VI ("MacKenzie") seeking a list of holders of Interests in order to facilitate a tender offer for less than five percent of the Interests in the Partnership. The Managing General Partner subsequently entered into an agreement with MacKenzie to provide such list.

However, the Purchasers commenced the Offer before MacKenzie was provided such list.

      No negotiation is being undertaken nor is underway by the Partnership or the Managing General Partner in response to the Offer that relates to or would result in any extraordinary transaction involving, or a purchase, sale or transfer of a material amount of assets by, or any tender offer for or other acquisition of securities by or of, the Partnership or any subsidiary of the Partnership, or any material change in the present capitalization or dividend policy of the Partnership.


ITEM 8.  ADDITIONAL INFORMATION.

  (a) CERTAIN TERMS AND CONDITIONS OF THE OFFER.

      Although the Offer purports to be for the purchase of limited partnership interests, under the terms of Articles Seven and Eleven of the Partnership Agreement, only an assignee interest in a limited partnership interest may be transferred; a holder of an assignee interest becomes a Limited Partner of the Partnership only upon satisfying certain conditions and upon obtaining the consent of the Managing General Partner.

      According to the Offer Documents, the Offer is subject to the fulfillment of certain conditions, including, among other things, that there shall not be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency (other than the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) which might, directly or indirectly, impose or confirm limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Interests, including, without limitation, the right to vote any Interests acquired by the Purchasers pursuant to the Offer or otherwise on all material properly presented to the holders of the Interests (the "Voting Condition").

      The Letter of Transmittal provides that each seller of the Interests in the Offer must represent and warrant to the Purchasers that such seller owns the Interests tendered in the Offer and has full power and authority to validly tender, sell, assign and transfer the Interests thereby, and that after any such Interests are purchased by the Purchasers, the Purchasers will acquire good, marketable and unencumbered title thereto, free and clear of all restrictions (the "No Restrictions Representation").

      The Partnership Agreement provides, however, that an assignee of any Interest (including any Purchaser of Interests in the Offer) may not become a Substituted Limited Partner (as defined in the Partnership Agreement), and thus may not vote on matters properly brought before the Limited Partners of the Partnership, without the prior consent of the Managing General Partner, which consent may be granted or withheld in the Managing General Partner's sole discretion.

      Moreover, Section 210/702 of the Revised Uniform Limited Partnership Act of the State of Illinois (the "RULPA"), which governs the terms of the Partnership, provides that an assignment of a partnership interest does not entitle the assignee to become a partner or exercise any rights of a partner, unless the partnership agreement provides otherwise.

      Hence, under the terms of both the RULPA and the Partnership Agreement, the Purchasers would not become Limited Partners in the Partnership and would not have the right to vote on matters brought before the Limited Partners of the Partnership without the Managing General Partner's consent. Accordingly, the Voting Condition will be satisfied, and the No Restrictions Representation (to the extent it relates to the Purchasers stepping into the shoes of the sellers as Limited Partners) will be true, only upon the Purchasers' obtaining the requisite consent of the Managing General Partner. As of the date hereof, the Managing General Partner has not determined whether it would grant or withhold its consent. THE PURCHASERS, HOWEVER, HAVE RESERVED THE RIGHT TO WAIVE THE FAILURE OF ANY SUCH CONDITION AND THE RIGHT TO AMEND ANY SUCH CONDITION.

      The Letter of Transmittal further provides that each seller of the Interests in the Offer will be obligated to appoint the Purchasers as its proxy with respect to such Interests, including all voting rights with respect thereto. The Partnership Agreement provides that any Limited Partner who assigns all of its Interests shall cease to be a Limited Partner of the Partnership, except that unless and until a Substituted Limited Partner is admitted in its stead, such assigning Limited Partner shall retain the statutory rights of an assignor under the RULPA. The RULPA provides that except as provided in the partnership agreement, a partner ceases to be a partner upon the assignment of all of his or her partnership interest. Accordingly, the appointment of the Purchasers as proxy by a seller who tenders all of his Interests pursuant to the Offer will be without any effect after such seller's assignee interests are purchased in the Offer by the Purchasers, for such seller will no longer be a Limited Partner of the Partnership pursuant to the terms of the Partnership Agreement and the RULPA.

  (b) CERTAIN TAX CONSIDERATIONS.

      Pursuant to the Partnership Agreement, no sale or exchange of any Interest (or fraction thereof) may be made if the Interest sought to be sold or exchanged, when added to the total of all other Interests sold or exchanged during the twelve-month period ending with such sale or exchange, would, in the opinion of counsel to the Partnership, result in the Partnership being considered as to have been terminated for Federal income tax purposes (which termination may occur if 50% or more of the total Interests in Partnership capital and profits is transferred by sale or exchange in a twelve-month period). For the period from May 1, 1999 to April 30, 2000 approximately 67 (approximately 0.2%) of the Interests were transferred. The aggregate number of Interests being sought pursuant to the Offer equals approximately 40% of the Interests. Depending on the number of Interests transferred within the twelve months preceding the completion of the Offer, it is possible that less than 40% of the Interests can be purchased pursuant to the Offer because of the tax-related transfer restriction described above. Depending upon the number of Interests tendered and purchased pursuant to the Offer, sales of Interests for the twelve-month period following completion of the Offer may also be limited because of the tax-related transfer restriction.

      A holder of an Interest may recognize gain or loss on the sale of Interests pursuant to the Offer depending on the specific circumstances of the holder of an Interest. In addition, the ability of a holder of an Interest to fully utilize losses may depend on whether the holder of an Interest sells all or less than all of his or her Interests pursuant to the Offer. The Partnership does not anticipate that a holder of an Interest who does not tender his or her Interests under the Offer will realize any material tax consequences as a result of the election not to tender his or her Interests. EACH HOLDER OF AN INTEREST SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF SELLING OR NOT SELLING INTERESTS PURSUANT TO THE OFFER.

      A statement made in the Offer with respect to the characterization of a portion of the amount realized by a holder of an Interest under section 751 of the Internal Revenue Code of 1986, as amended (the "Code") is, in the view of counsel to the Partnership, incorrect. The Offer states that "[i]f any portion of the amount realized by [an Interestholder] is attributable to such [Interestholder's] share of 'unrealized receivables' or 'substantially appreciated inventory items' as defined in Code section 751, a corresponding portion of such [Interestholder's] gain or loss will be treated as ordinary gain or loss." Code section 751 has been amended for sales of partnership interests, removing the "substantial appreciation" requirement from the definition of "inventory items" that are subject to Code section 751. Code section 751 now applies to sales of partnership interests in partnerships holding any "inventory items," whether or not substantially appreciated.

  (c) CERTAIN SECONDARY MARKET AND LIQUIDITY INFORMATION.

      Secondary market sales activity for the Interests, including privately negotiated sales, has been limited and sporadic. The Partnership's Annual Report discloses that "there is no public market for Interests, and it is not anticipated that a public market for Interests will develop." Privately negotiated sales and sales through intermediaries currently are the only means available to an Interestholder to liquidate an investment in Interests (other than the Offer) because the Interests are not listed or traded on any securities exchange or quoted on any NASDAQ list or system. High and low sales prices of Interests may be obtained through certain entities such as PARTNERSHIP SPECTRUM, an independent, third-party source which reports such information; however, the gross sales prices reported by PARTNERSHIP SPECTRUM do not necessarily reflect the net sales proceeds received by sellers of Interests, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. See also Item 4(b)(v) above.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number      Description
-------     -----------

99.1(1)     Letter dated May 16, 2000, from the Partnership to Investors.

99.2 Amended and Restated Agreement of Limited Partnership, as amended by amendments dated as of December 22, 1986, and January 1, 1991.

99.3(2)     The Partnership's Annual Report on Form 10-K, dated
            March 24, 2000.

--------------------

  (1)       Included with the materials mailed to the Partnership's
            Interestholders.

  (2) Filed with the SEC (File No. 0-8716), and incorporated herein by reference.

                                  SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 16, 2000          JMB INCOME PROPERTIES, LTD. - V

                              By:   JMB Realty Corporation,
                                    its Managing General Partner


                              By:   /s/ Judd D. Malkin
                                    ------------------------------
                                    Name:  Judd D. Malkin
                                    Title: Chairman

                                EXHIBIT INDEX



Exhibit
Number      Description
-------     -----------

99.1(1)     Letter dated May 16, 2000, from the Partnership to Investors.

99.2 Amended and Restated Agreement of Limited Partnership, as amended by amendments dated as of December 22, 1986, and January 1, 1991.

99.3(2)     The Partnership's Annual Report on Form 10-K, dated
            March 24, 2000.

------------------------------

  (1)       Included with the materials mailed to the Partnership's
            Interestholders.

  (2) Filed with the SEC (File No. 0-8716), and incorporated herein by reference.